Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Commission File No.: 000-09992

Corrected Transcript

21-Oct-2015

Lam Research Corp. (LRCX)

Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

CORPORATE PARTICIPANTS

Audrey Charles

Vice President, Investor Relations

Martin Brian Anstice

President, Chief Executive Officer & Director

Richard P. Wallace

President, Chief Executive Officer & Director, KLA-Tencor Corp.

Doug Bettinger

Executive Vice President and Chief Financial Officer

Bren D. Higgins

Executive Vice President and Chief Financial Officer, KLA-Tencor Corp.

OTHER PARTICIPANTS

James V. Covello

Goldman Sachs & Co.

Farhan Ahmad

Credit Suisse Securities (USA) LLC (Broker)

Bill C. Peterson

JPMorgan Securities LLC

Timothy M. Arcuri

Cowen & Co. LLC

C.J. Muse

Evercore ISI

Atif Malik

Citigroup Global Markets, Inc. (Broker)

Krish Sankar

Bank of America Merrill Lynch

Stephen Chin

UBS Securities LLC

Weston Twigg

Pacific Crest Securities

Patrick J. Ho

Stifel, Nicolaus & Co., Inc.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

MANAGEMENT DISCUSSION SECTION

Operator: Good day, and welcome to the Lam Research Corporation September 2015 Conference Call.

At this time, I would like to turn the conference over to Audrey Charles, Vice President of Investor Relations. Please go ahead.

Audrey Charles

Vice President, Investor Relations

Thank you, operator. Thank you and good morning, everyone. With me today are Martin Anstice, President and Chief Executive Officer of Lam Research, Rick Wallace, President and Chief Executive Officer of KLA-Tencor, Doug Bettinger, Executive Vice President and Chief Financial Officer of Lam Research and Bren Higgins, Executive Vice President and Chief Financial Officer of KLA-Tencor.

Prior to turning the call over to Lam and KLA management to share their perspective on this exciting business combination, I will read a few preliminary legal notices of the proposed transaction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA for their consideration.

Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam Research and KLA-Tencor. Investors and security holders of Lam and KLA are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

The materials to be filed by Lam and KLA with the SEC may be obtained free of charge at the SEC website at www.sec.gov. In addition, security holders will be able to obtain free copies of the joint proxy statement/prospectus from Lam or KLA by contacting Lam or KLA Investor Relations through the Investor Relations contact page on each company’s website, Investor.lamresearch.com or ir.klatencor.com.

This call may include forward-looking statements that involve risks and uncertainties. These include statements regarding future outcomes and events including the time and the parties’ ability to close the transaction. The anticipated benefits, technological advances and synergies to be realized as part of the proposed transaction and the anticipated structures of future combined operations.

Actual events or results may differ materially from those described in this call due to a number of risks and uncertainties detailed in documents filed by Lam Research and KLA-Tencor with the SEC including Form 10-K filings, Form 8-K filings, filings under Rule 425 and the joint proxy and registration statements the parties expect to file.

With that, I’ll turn our call over to Martin Anstice.

Martin Brian Anstice

President, Chief Executive Officer & Director

Thank you, Audrey. I would like to start this morning by thanking you for joining us at short notice.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Today, we announced that Lam Research and KLA-Tencor will be combining. We believe that this transaction will allow us to deliver compelling value to a transforming semiconductor industry by combining industry leaders in wafer processing and process control to help our customers address their most difficult challenges.

Together, we will deliver unmatched capability creating a new paradigm for process and process control, delivering optimized results in partnership with our customers by reducing variability and accelerating yields, helping our customers extend Moore’s Law and performance scaling generally. The new company will have increased breadth and scale, both valuable components for sustaining long-term growth.

The technical competency and capability of the combined company, which is illustrated by our respective product leadership positions, will benefit our employees, customers and stockholders alike. We are confident that, together, we will deliver higher levels of innovation and collaboration than would be possible as independent companies.

We are certain that, just as we identify the need for closer alignments of deposition and etch, which resulted in our successful merger with Novellus, the opportunity for closer alignments between process and process control creates an exciting opportunity as the drive to reduce variability at the atomic level becomes central to our customers’ high-volume manufacturing success.

The transaction offers compelling financial opportunities including the expansion of our served market and substantial synergies. We expect to realize $250 million of cost synergies within 18 to 24 months of transaction close and $600 million of revenue synergies by 2020. The transaction will be accretive to our non-GAAP earnings and free cash flow per share during the first 12 months of the transaction.

If I could direct you to slide five of our power point deck today, here are a few of the highlights of the transaction. KLA-Tencor stockholders will receive $32 in cash and 0.5 shares of Lam Research per KLA-Tencor share, effectively valuing the company at $67.02 per share or $10.6 billion using Lam’s stock price as of October 20.

On a pro forma basis, KLA shareholders will own approximately 32% of the combined company. Both boards have unanimously approved the transaction and, pending customary regulatory and shareholder approvals, we expect to close in mid-2016. The combined company will be called Lam Research.

We strongly believe this is the right combination for our industry at the right time. The powerful drivers of clouds, mobility and IoT are firmly established and growing. The demands of these segments, higher performance, lower power and smaller form factors, increase the economic and technical challenges faced by our customers, providing a catalyst for broad industry transformation.

Our customers and their customers both demand new levels of innovation and collaborative engagements as they continue to scale with new materials, the transitions of 3D device architectures, multi-patterning imaging, advanced packaging integration schemes and next generation memory solutions.

The ability to differentiate in these technology inflections increasingly lies at the intersection of process and process control. Together, we will be much better-positioned to meet these challenges by combining best-in-class process performance with industry-leading metrology, inspection and analytical capability. We seek to create unmatched and complementary capability to enable atomic level processing.

I am looking forward to formally welcoming the KLA-Tencor employees to our new company. These are two companies with similar cultures and values, geographic proximity with a passion to contribute and win and to take pride in doing things the right way in the interests of our customer. I look forward to listening, learning and building a strong team together with them as we create a more exciting future.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

And before handing the call to Rick, I want to thank him personally and, also his team, for their leadership and vision in creating a great company and working with us putting together what we believe is an extremely compelling transaction.

Rick, over to you.

Richard P. Wallace

President, Chief Executive Officer & Director, KLA-Tencor Corp.

Thank you, Martin.

This is truly a transformational day in the industry and for both companies. I’ve spent 28 years at KLA-Tencor, and I’ve seen several industry transformations. But in my opinion, this combination has the potential to be the most transformative both from a capability and from a timing perspective.

Our customers are on the cusp of ramping some incredibly complex technologies with roadmaps for advanced development over the next decade already in place. And KLA and Lam’s combined capability to partner with our customers on improving the manufacturability and the yield of these technologies will be a powerful value creator in the space to a degree that neither of us could achieve as standalone companies.

The SAM expansion that’s been experienced by Lam, driven by the inflections of 3D device architecture and multi- patterning, will complement KLA-Tencor’s strong presence in foundry and logic and create both SAM and market share expansion opportunities for both companies.

We’re proud of what we’ve built at KLA and the value that we’ve delivered. The scale achieved by combining with Lam substantially enhances our future value creation potential, making this transaction a win both for today and for tomorrow. KLA’s strong results and guidance today and the confidence we have in continuing our growth in 2016 are a direct result of our efforts with our customers in the last decade to enable industry transitions and scaling.

I want to recognize our employees, whose dedication to excellence across all aspects of the organization, have made this performance possible. Through the discussions we’ve had to date with Lam, it’s been reinforcing to me that the capability and the culture of our companies are very similar, and that will be a key component to the success of this combination. And I also want to thank Martin for his leadership, and I am very confident in the success of this company under his leadership as we go forward.

And with that, let me hand it back to Martin.

Martin Brian Anstice

President, Chief Executive Officer & Director

Thanks, Rick.

As we have said many times, our guiding principle for effective consolidation in our industry is first focused on the legitimacy of innovation strategies and the opportunity for sustainable value creation from the perspective of our customers.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

With this threshold validated here, we are excited to deliver compelling value to all stakeholders by combining the established leaders in deposition, etch, clean, inspection and metrology. However, the rationality of this transaction lies in our belief that the combination is substantially stronger than the sum of the parts.

By joining the critical device manufacturing areas of process and process control, our two companies combined will become a more knowledgeable, more capable and closer partner to our customers, better positioning us to innovate the solutions required to meet the industry’s needs together.

For example, in logic and DRAM multi-patterning, as we highlighted at our Analyst Day in July of this year, the key challenges faced in high-volume manufacturing for multi-patterning schemes are variability and costs. By more effectively linking the process control expertise of KLA and Lam’s strength in process around critical technology inflections, we can improve efficiency and utility of metrology information for optimization of the unit process at a much greater depth.

This represents the potential for faster and better solutions for our customers and opportunities for differentiation and profitable growth for us. It is already clear that the level of integrated controls we will be able to deliver becomes even more critical at 7-nanometer and beyond where substantially high levels of control of patterning processes will be required in support of our customers’ roadmaps.

In the 3D NAND space, high-aspect ratio structures and long process times increase cost and complexity. We plan to utilize our combined leadership capability and deposition, etch and metrology to innovate and develop process control capability or 3D NAND structures to help enable cost-effective vertical scaling.

Our increased scale and breadth will enable multiple value creation drivers. From the market perspective, when we combined Lam’s inflection-driven SAM expansion, which we believe extends throughout this decade, with KLA strong presence and new product momentum in wafer and mask inspection and optical and overlay metrology, we expect to compete for more than 45% of WFE by 2018.

Worthy of note, the complementary nature of our presence in the WFE market is striking. Lam has historic strength in memory applications and has made meaningful progress in the logic segments of WFE over the last several years. Lam also has technology inflection growth drivers in logic and memory both, with multi-patterning process flows and 3D device architecture.

KLA has a relatively stronger presence and opportunity in the logic segments with exciting new product introductions. The wafer fabrication equipment segment’s complement is a powerful commentary on the combined companies’ opportunity to sustain growth through the specific investment cycles of our increasingly large and consolidated customers.

We also see meaningful cost and revenue synergies available including $250 million of annualized cost synergies realizable within 18 months to 24 months of closing as well as a strong revenue synergy opportunity of approximately $600 million by 2020 made possible by strengthening units process performance and value of our core product offerings.

Finally, our shares and well-established operating excellence, combined with our deal specific commitments to prioritize deleveraging our balance sheet, support our commitments to profitable growth. All of these value creation drivers will reside in a business with increased diversity of people, product portfolio, market segments and customer exposure. More opportunity, no question.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

With that, let me turn the call over to Doug. He will cover the financial details of our transaction as well as offer a brief review of our September quarter performance and December 2015 outlook.

Doug Bettinger

Executive Vice President and Chief Financial Officer

Thank you, Martin. I’m going to start with the transaction summary, which you can see on slide 12.

Lam Research will acquire all of the outstanding KLA-Tencor shares in a cash and stock transaction that values KLA at $10.6 billion in equity value, or approximately $67.02 per share. The deal provides that KLA-Tencor stockholders may elect to receive, in exchange for their shares, the economic equivalent of $32 in cash and 0.5 of a share of Lam Research common stock in all cash, stock, or mixed consideration subject to proration as more fully described in the merger agreement.

To finance the purchase, Lam will issue approximately 80 million new shares and approximately $3.9 billion of new debt. We are committed to maintaining an investment-grade rating.

The combined company will have a healthy cash position of approximately $5.3 billion and a very strong cash flow generation profile. We expect to begin deleveraging soon after closing, with an objective to get below a 2.5 times gross debt to EBITDA as soon as possible.

As Martin mentioned, we expect to realize $250 million of annualized cost synergies within the within 18 months to 24 months of close as well as approximately $600 million in annualized revenue synergies by 2020. We expect the transaction to be accretive on an earnings and free cash flow per share basis during the 12 months after closing.

The combined company will retain the Lam Research name. Martin Anstice will lead the company as CEO, and we anticipate a combined company leadership team with strong representation from both companies across all functions.

Lam’s Chairman, Steve Newberry, will continue in that role, and two board members from KLA will join the combined company board effective as of the time of closing. As mentioned earlier, the boards of both companies have unanimously approved the transaction. The transaction is subject to customary, regulatory approvals and the approval of both Lam and KLA shareholders.

We’ve already begun integration planning, and our efforts will be helped significantly by our close geographical proximity, our long history of close collaboration as well as our collective experience of successfully integrating companies. We currently estimate receiving all approvals on a timely basis and that the transaction can be funded and closed in mid-2016.

Martin’s already highlighted many of the financial benefits of the transaction. I’d like to take that a step further and shed some light on how we view the combined company’s financial model.

That starts with a sizable expansion of the revenue opportunity and increased diversity of our business. Given the complementary market leadership positions that each company enjoys and no product overlap, the combined company will be positioned to address approximately 45% of the WFE market by 2018. The combined company will also derive approximately a quarter of its revenues from its larger installed base. We will have a more balanced exposure across all customers and market segments.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

In the 2017/2018 timeframe, assuming a $35 billion WFE, we expect a combined company target model of approximately $10 billion in revenue and industry-leading performance highlighted by non-GAAP operating margins of approximately 27%. These profitability levels enable a continued strong and sustainable commitment to R&D and to the uncompromised delivery of leading technology and productivity offerings as we leverage the combined strengths of the two companies to deliver on customer commitments.

Martin mentioned in his comments the multiple value creation levers that we have as a combined company. In addition of the expanded market, revenue synergies and strong profitability levels, we will be augmenting returns through deleveraging the balance sheet and continuing to pursue our capital return program, including a sustained quarterly cash dividend in line with Lam’s current practice and a bias towards continuing share repurchases once we reach our leverage target. Speaking as Lam’s CFO, this is an exciting transaction from a financial perspective, providing outstanding opportunities to invest in growth and create additional value for our customers, employees and shareholders.

Let me switch gears and now spend a few minutes on our September quarter results, guidance for September (sic) [December] and I’ll also provide some color on our preliminary views of 2016. All numbers will be presented on a non-GAAP basis.

The September quarter marked yet another period of outperformance for Lam, once again featuring record revenue and operating income. Results came in at or above the midpoint of our guided ranges across all metrics. September quarter revenues of $1.6 billion and shipments of $1.58 billion were both right at the midpoint of guidance.

As expected, memory shipments were strong during the quarter. The combined Memory segment made up 72% of total system shipments compared to 16% (sic) [60%] in the prior quarter. NAND and other non-volatile memory accounted for 40% of the shipments. NAND investment in the quarter was primarily directed towards investments in 3D NAND.

DRAM shipments represented 32% of system shipments, which was down a little bit from 37% in the prior quarter. Shipments for our foundry customers were at 18% of system shipments. And finally, the logic and other segment accounted for 10% of system shipments.

Non-GAAP gross margins came in at 46.5%, which was at the high end of our guidance. The strength was driven by better mix and stronger manufacturing absorption. Operating expense came in at $364 million, which resulted in operating income of 23.8%. Non-GAAP earnings per share of $1.82 ended up above the high end of our guidance.

Let me now turn to December. As we previously indicated, we expect shipments down sequentially coming in at $1.275 billion plus or minus $75 million. We expect revenue of $1.41 billion, again, plus or minus $75 million, the forecasting gross margin of 45.5% plus or minus a percentage point, operating income of 20.5%, again, plus or minus a percentage point, and finally, earnings per share of a $1.42 plus or minus $0.10.

September’s results combined with the midpoint of December guidance positions us for our third consecutive calendar year of 20% revenue growth driven by our strong position in the technology inflections.

As we look forward to 2016, while it’s still a little bit too early to quantify from a numerical perspective, we continue to believe, based on market demand as well as planning conversations with our customers, there will be a healthy level of investment across a number of segments next year.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

In the NAND segment, we see positive momentum driven by continued deployment of 3D NAND to meet the requirements of the growing SSD market. With approximately 10% of the installed base 3D capable by the end of this year, we see the opportunity for continued strong investment in the segment.

In DRAM, we view our customers is disciplined in matching supply with demand. We expect diligent investments in 20-nanometer conversions given the high customer ROI at this node. And we also expect initial shipments for 1x nanometer DRAM in late 2016.

In the Foundry segment, we continue to see that investments are focused on FinFET adoption at a number of customers. Development at the leading edge for the multi-patterning intensive technology transition from first to second generation FinFET is progressing and we anticipate will lead to shipments in 2016 for 10-nanometer capability.

As a result of these trends, our early view is that 2016 WFE spending could be flat to maybe slightly down. However, we expect our SAM to increase year-on-year as a greater share of WFE is directed to critical technology inflection-driven spending. And as is customary, I’d just add that the outlook I just shared with you is predicated on a stable macroeconomic environment.

With that, let me turn the call to Bren, who will cover KLA’s results and guidance.

Bren D. Higgins

Executive Vice President and Chief Financial Officer, KLA-Tencor Corp.

Thank you, Doug, and good morning, everyone. Before I get started, I just want to highlight that the reconciliation of U.S. GAAP to non-GAAP results can be found on our website at kla-tencor.com.

Q1 was a good quarter for KLA-Tencor with the company delivering results above the guided range for bookings and non-GAAP earnings per share and with revenue finishing at the top end of the range of guidance demonstrating KLA-Tencor’s market leadership, the strength of our business model and solid operational execution.

My comments on the quarter will be focused on the non-GAAP results, which exclude the adjustments covered in the press release. Revenue for the quarter was $643 million, and fully diluted non-GAAP earnings per share was $0.71, above the top end of the $0.46 to $0.66 guidance range. New orders in Q1 grew 8% sequentially to $725 million and finished 32% above the mid-point of order guidance.

We experienced good momentum in order activity in the quarter, and demand was strong across each of our end markets, highlighted by strong foundry demand for both leading edge and 28-nanometer requirements as well as incremental upside in 10-nanometer mask inspection demand.

We are particularly excited about the strong demand we are experiencing for leading edge mask inspection tools to support 10-nanometer development, as we had our strongest quarter for this product family since December of 2011.

With the deployment of multi-patterning and other advanced device architectures in leading edge logic and foundry, reticle design is becoming increasingly more complex. The upside in mask inspection demand not only reflects KLA-Tencor’s technology and market leadership in this key inspection market, it also indicates our customers are moving forward with their schedules for 10-nanometer development in calendar year 2016.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

As we look ahead to the December quarter and into next calendar year, we expect continued order momentum. We are on track to ship multiple units of Gen 5, our latest generation broadband plasma wafer inspection platform, in the December quarter and expect the combination of new product demand in optical wafer inspection, as well as the mask inspection demand I just discussed, to set the stage for what we’re planning to be a solid year in 2016.

Foundry was 44% of new system orders in September and up strongly on a sequential basis both in terms of percentage of total orders and absolute dollars compared with the June quarter. Memory was 37% of new orders for Q1 with the majority of the demand focused on NAND activities. Logic was 19% of new system orders in September. Consistent with our original view of timing of initial shipments for 10-nanometer development for both logic and foundry customers, these orders are expected to ship in the middle of calendar year 2016.

Turning now to the distribution of orders by product group, wafer inspection was approximately 43% of new system orders. Patterning, which now includes reticle inspection, was approximately 30%, service was 25% and non-semi was approximately 2%. Total shipments in the quarter were $635 million and within the guided range of $610 million to $690 million.

In total, we ended the quarter with $1.3 billion of total backlog, comprised of $1.1 billion of shipment backlog, or orders that have not yet shipped to customers and expect to ship over the next six to nine months, and $214 million of revenue backlog, or products that have shipped in invoice but have not yet been signed off by customers. Looking forward, we are modeling December quarter shipments in the range of $660 million to $740 million.

Turning now to the income statement, revenue was $643 million, finishing at the top end of the range of guidance for the quarter. Gross margin was $58.7%, slightly up compared with the June quarter on lower revenue, benefiting from a more favorable product mix and lower parts expenses in our service business than we originally modeled in the quarter. We expect gross margin to be in the range of 57.5% to 58.5% in December.

Total operating expenses were $206 million, down $8 million compared with the June quarter, finishing below our guidance of $212 million and approximately $34 million lower than the September quarter of 2014. The lower operating expense levels we are seeing today are the results of the cost actions we took earlier this year. We expect quarterly operating expense levels to remain in the range of $205 million to $210 million over the next several quarters.

Our effective tax rate was 22.6% in the quarter, in line with our long-term planning rate of 22%. Finally, net income was $112 million, or $0.71 for fully diluted share, and we ended the quarter with 158 million fully diluted shares outstanding.

I’ll now turn to some brief highlights from the balance sheet and our cash flow statement. Cash and investments ended the quarter at $2.3 billion, cash from operations was $194 million in the quarter and free cash flow was $186 million.

In the quarter, we paid $82 million in regular dividends and repurchased $143 million of shares of our common stock in the period. We also made a supplemental payment of $40 million towards our outstanding term loan.

In conclusion, although there is always some uncertainty as to the pace and magnitude of industry CapEx in calendar year 2016, given our market leadership, new product revenue and with the benefit of our leaner cost structure, KLA-Tencor is well- positioned for strong relative performance in the coming year.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Now for guidance for the December quarter. Bookings are expected to be flat at the midpoint compared with Q1 and in the range of $625 million to $825 million. Revenue for the quarter is expected to be between $670 million and $730 million with non-GAAP earnings in the range of $0.75 to $0.95 per share.

This concludes our remarks on the quarter. I’ll now turn the call back over to Martin. Martin?

Martin Brian Anstice

President, Chief Executive Officer & Director

Thank you, Brian.

As should be clear from our comments this morning, we see substantial value creation opportunities ahead for our organization, our customers and our stockholders by virtue of combining Lam Research and KLA-Tencor. We recognize both the opportunity and challenge in combining two large companies, and we understand that our demonstrated execution is a necessary component of sustaining and building trust with all stakeholders.

As demonstrated with the integration of Novellus and subsequent outperformance, we are confident and completely invested in meeting that expectation and sincerely appreciate your ongoing support.

As was just summarized by our two CFOs and standalone companies’ press release today, the headlines of current and short-term future performance are clear. Both companies reported and guided a strong first half 2015, second half 2015 revenue balance, both exceeded earnings guidance in the September quarter and exceeded earnings consensus for the December 2015 quarter.

Profitable growth is again reinforced by demonstrated operational excellence and leverage from flexible business models in both companies. New product introduction is a prevalent theme for the combined portfolio going into 2016, a year where we align to the consensus of flat to slightly down WFE with a second half 2016 slightly stronger than the first half of 2016. Significantly, at the combined company level, we anticipate a growing SAM calendar 2016 over 2015. For Lam, in large part, this is the inflection story generating outperformance opportunity.

For KLA, in large part, this is a commentary on mix and new products with slightly stronger allocation to logic spending than memory when compared to 2015. Longer term, the strategic rationale and growth opportunities lie in our combined ability to create a new paradigm of process enablement to support our customers as they address unprecedented economic and scaling challenges in their industry.

As a combined company, we will continue our focus on the technology leadership and investments critical to success in the inflections of today and tomorrow enhancing our ability to deliver value to customers while also expanding our SAM and strategic relevance. We also remain committed to operational excellence and profitable growth with returns enhanced both by achieving the cost and revenue synergies available in this transaction and by continuing our commitments of returning additional value to stockholders.

In closing, the combination of Lam Research and KLA-Tencor will allow us to move faster, innovate better, scale efficiencies and ultimately provide more value to our customers, their customers and our stockholders. We are very excited to get started on this journey and, with that, we are happy to take some questions.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] We’ll take our first question from James Covello with Goldman Sachs.

James V. Covello Goldman Sachs & Co.

Great. Thanks very much. Congratulations to both companies on the announcement. Martin, I guess first question. When you talk about the revenue synergies, can you help us understand a little bit how you’re thinking about the revenue synergies for in-situ versus standalone tools in the combined entity going forward?

Martin Brian Anstice President, Chief Executive Officer & Director

Yeah. I think first of all, Jim, thanks for the sentiments. I think the way we think about it is that in the world of the complexity that I described for our customers, there’s tremendous uncertainty about lots of things, materials, process, device architectures and structures, and, to some extent, there’s uncertainty relative to how they solve some of these problems.

So putting ourselves on the inside of this conversation is the space we want to be where whatever trajectory is valuable to our customers from an integrated perspective, standalone perspective, real-time process controls perspective, we will have put together a portfolio of sensors, algorithms, analytics, software and process and metrology measurement systems, where we can respond proactively and, I think, meet expectations.

So we’re not planning to go to market with the answer to this question. We have lots of ideas and we have lots of strategies in place already. But as you know, in this industry, responding to needs of customers and supporting their choices is an important foundation of success.

James V. Covello Goldman Sachs & Co.

That’s incredibly helpful perspective. Thank you. And as a follow-up, sort of staying on the same topic, can you help us think a little bit about the general trend that you and others have discussed toward integrating process control with processing tools, whether it’s in situ or standalone versus the historical customer thoughts or concerns around having their process control neutrality, if you will, in other words, having a neutral process control provider? Is it just the dynamic where the process control requirements and the processing requirements are getting so stringent that customers kind of have to give up some of their desire to have neutrality with their process control provider?

Martin Brian Anstice President, Chief Executive Officer & Director

Yeah. I mean, just to be clear, this is not about dominance. This is about creating more choices and more solutions for customers. There clearly is demonstrated momentum in the conversation of integrated and real-time process control. I think it’s early days and, again, this combination creates a situation where we are going to be right at the center of enabling the choices of our customer. And I think that’s the right place for us to be.

Operator: We’ll take our next question from Farhan Ahmad with Credit Suisse.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Farhan Ahmad Credit Suisse Securities (USA) LLC (Broker)

Thanks for taking my question, and congratulations on the great deal. My first question, Martin, is really talking about your growth rates of the two companies. If I look at the CAGR over last five years, Lam and Novellus have kind of grown net 5% CAGR and KLA has been growing about half of that rate. And when we look at the industry drivers, which you have clearly outlined in your Analyst Days over the last two years or three years, Lam has been very well-exposed to some of the inflections that are happening in the industry. So as you think about the growth rate of the combined company, does it slow down once you acquire KLA, and can you just help us understand, like, how are you thinking about the effect on your growth as you were looking at the acquisition?

Martin Brian Anstice President, Chief Executive Officer & Director

Yeah, I think as we tried to articulate in the prepared comments, I mean, we’re really excited about the opportunity. And stating the obvious, this is about absolute dollars of growth in our percentages. I mean, that’s the fundamental measurement of the performance of companies. And we see a tremendous platform of foundation in both companies for growth. I think we articulated slightly different reasons why in the 2016 and 2015 comparison, both companies outperform.

The inflection story of Lam that we’ve talked about for many years is still a great platform and a great story and long may that continue, and we’re supplementing that with a new product wave from KLA-Tencor and we’re supplementing that with more balance from a segment exposure point of view. And in the 2016 to 2015 transition, that is a very positive momentum for the KLA company and, in turn, combined company. So we’re really pleased about the growth trajectory, the profitable growth trajectory, of both companies.

Farhan Ahmad Credit Suisse Securities (USA) LLC (Broker)

Thank you. And then as a follow-up, one question for Rick. If you can just talk about your Gen 5 platform is about to be introduced. So why sell the company at this point when you had a great product story coming up next year?

Richard P. Wallace President, Chief Executive Officer & Director, KLA-Tencor Corp.

Well, the Gen 5 is doing extremely well. We’ve had several customer engagements as we’ve talked and, as we mentioned in the prepared remarks, we will be shipping those initial shippers by the end of the calendar year, so I’m very excited with that.

I really look at this combination not as selling the company, but becoming a part of a big industry powerhouse, really, where we’re going to be able to provide great solutions for our customers as they work toward their challenges that they’re facing in Moore’s Law. And I think that this enables the industry to move forward, and I’m very excited about it. So I view it as the right next step for KLA-Tencor and for Lam.

Martin Brian Anstice President, Chief Executive Officer & Director

Thanks, Earhan.

Operator: We’ll take our next question from Harlan Sur with JPMorgan.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Bill C. Peterson JPMorgan Securities LLC

Great. This is Bill Peterson for Harlan. Thanks for taking the question, and congratulations to both Lam and KLA teams on the deal. I wonder if Martin or Rick, you’ve had conversations with customers and how are the customers viewing this transaction. And part of the question is because, obviously, last year, two industry leaders tried to combine and it didn’t happen and there were some thoughts that some of the larger customers did not really – weren’t keen on the transaction. So I wanted to get your perspective on how customers view this potential transaction.

Martin Brian Anstice President, Chief Executive Officer & Director

Yeah. I think, I’ll take this one. I mean, I have and I think I’ve even spoken to this on prior calls, I spent a lot of time in the last four years to five years dialoging with customers around their strategic challenges and how we might contribute to creating value and choices and solutions as part of that. And I think every customer in the world is going to articulate a value proposition around its controlling process, and that is a fundamental component of value.

There is obviously no product overlap here between these two companies. It’s about adjacency and it’s about complement. There is geographic proximity, which makes the integration risk profile dramatically different than the other transaction that you referred to. So my instinct is, from the conversations I’ve had with customers, there’s going to be a lot of support for this. And I think, in large part, that’s a commentary on the motivations and the motivations that we’ve stated, I hope, are really clear.

This is about enabling the future of long-term success for our customers and, in turn, creating opportunity for us. And that biased focus on customer to build customer trust, to give them choices, is everything about the values, the culture of KLA-Tencor and Lam Research, and that will continue.

Bill C. Peterson JPMorgan Securities LLC

Okay, great. And then maybe switching to more to the fundamental environment, and you’ve provided a view towards 2016. I believe, Doug, on a recent call at a different sell-side conference, you talked about how 2016 was, the bias would be, perhaps, even up and now it’s more flat to down. I’m kind of wondering what’s changed since then, What are the puts and takes and, I guess, what areas would you expect to drive it to more of a flat to down profile versus maybe a prior view of perhaps being up.

Martin Brian Anstice President, Chief Executive Officer & Director

Yeah. I don’t think we add anything to kind of existing public disclosure on puts and takes. But the headline today is we support the consensus opinion of flat to slightly down to WFE. There are kind of a couple of elements to that, one of them is meaningfully less DRAM investment next year, meaningfully more NAND investment next year and kind of flattish microprocessor and logic and foundry to maybe slightly up.

So that’s a headline and I think it’s kind of well-established. As Doug said in his prepared comments, a very important headline to remember is in that context, KLA-Tencor and Lam Research both are projecting SAM expansion year-over-year and both of us are projecting market share expansion as well. And I didn’t comment about market share, but our customary 1% to 2% market share target is kind of the platform of growth for us there. So hope that helps. I think we have to take the next question in the interest of time.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Operator: We’ll take our next question from Timothy Arcuri with Cowen & Company.

Timothy M. Arcuri Cowen & Co. LLC

Hi, guys. Well, congratulations. Obviously, I love this deal. So I have two questions. Number one, Martin, can you talk about the dividend policy for the combined company?

Doug Bettinger Executive Vice President and Chief Financial Officer

Tim, I’ll take it. It’s Doug. As we look forward, we’re going to continue essentially the dividend level that Lam has today. And as we’ve described before, we understand the expectation that dividends grow over time, and we will have a bias to continue to do that. I want to emphasize though, Tim, that the main priority, at least in near-term, first and foremost is going to be the profitable investment in the business. Second is going to be deleverage the balance sheet. And then third is going to be return to equity holders. So that’s kind of how we’re thinking about it at least until we get to that leverage target I communicated of 2.5 times gross debt to EBITDA, we’re going to prioritize paying the debt down.

Martin Brian Anstice President, Chief Executive Officer & Director

And relative to that 2.5 times ratio, we’re targeting 12 to 18 months to get to that point.

Doug Bettinger Executive Vice President and Chief Financial Officer

Yeah. It should happen in 2017, Tim.

Timothy M. Arcuri Cowen & Co. LLC

Got it. Okay. Good. Thanks so much. So I guess, just the second question is really on the timing of the deal. As I’ve said, obviously, I think that this deal makes tons of sense. But why now? Is it [ph] some (45:13) view on EUV? Did something change in the marketplace the last couple quarters? I’m just sort of curious why now. Thanks.

Martin Brian Anstice President, Chief Executive Officer & Director

Well, I’m sorry to say, it’s not because you said you like the deal. The why now answer is pretty straightforward. This is a commentary on opportunity. It’s a commentary on capability of combined companies, and it’s a commentary on the need from our customers and the industry. The foundation from two standalone companies is strong, and architecting strategic change of this nature is better done from position of strength. And so we see a tremendous opportunity.

We do believe, as I said, there will be support, there is support for this type of combination, which respects and promotes the long-term interest of our customers. And we certainly believe, having executed not quite on the same scale, but executed a merger integration with Lam and Novellus, we have an experience, we have a competency and capability to make sure that we do not compromise on the commitments made to customers as standalone companies, and we execute better and stronger together.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Next question, please.

Operator: We’ll take our next question from C.J. Muse with Evercore.

C.J. Muse Evercore ISI

Yeah, good morning. Thank you for taking my question, and congrats to all of you on the deal. I guess first question, Martin, just taking a step back, the narrative from Lam over the last two years was best growth in the industry leveraged, although the right technology transitions. And with this transaction, that narrative seems to be changing a bit. And so curious, what do you see in the future, and/or what has occurred that changed a bit? Is it the fact that we’re maturing or challenges to Moore’s law? Is it a vision that increased scale is really necessary to compete in that world? We’d love to hear your thoughts.

Martin Brian Anstice President, Chief Executive Officer & Director

Well, actually, I would probably contend the premise in your question. I don’t think this is a fundamental re- characterization of the message from our company. We’re absolutely focused on outperformance. We’re absolutely focused on our performance. We’re absolutely focused on expanding profitability faster than we are revenues. And I think there’s plenty of opportunity to do that as a combined company.

This is a very strategic transaction. It is a commentary on a long-term commitment to our customers and, for sure, scale and breadth of portfolio is better than not. For sure, as I said, we have more diversity, more competency, more capability, more learning. The quality of fundamental research and product and services development will be higher as a result of this transaction. But I think at a very fundamental level, the outperformance commentary of this combined company is still a great value proposition.

C.J. Muse Evercore ISI

Excellent. And just as a quick follow-up, Doug, can you share your early thoughts on what the long-term tax rate will be for the combined entity given you’re about, what, six points, seven points below KLA?

Doug Bettinger Executive Vice President and Chief Financial Officer

Yeah. So actually, C.J., if I was you, I’d model something partway between both companies. Obviously, part of when we do integration, we’ll be working on some tax planning. But for modeling purposes, I’d split the difference right now.

Operator: Our next question comes from Atif Malik with Citigroup.

Atif Malik Citigroup Global Markets, Inc. (Broker)

Hi. Thanks for taking my question, and congratulations to both teams on the merger. Martin, the first question, can you compare this deal to the Novellus deal? I mean, when I look at it on a cost synergies level as well as product overlap, very similar. There’s no product overlap. The revenue synergy is a little bit tough to understand given that your key applied materials have not been successful in growing the process control area with the process equipment capabilities. So we’d love to get an understanding of what two or three applications you’re looking at in terms of revenue synergies, and then I have a follow-up.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Martin Brian Anstice
President, Chief Executive Officer & Director

Well, I mean, I guess the obvious statement to make relative to the comparison is this is bigger, which means our expectations are higher. And I think I agree with the essence of the comparison you just made. I think what is the differentiation, what is the distinction in our strategy versus any competitive strategy? Our focus is on unit process excellence. These are two companies that have well-established positions of leadership, and as we’ve talked about many times, you have to have positions of leadership. You have to give customers choices. You have to respect their ability to deliver competitive differentiation as much as your own.

And I think with those biases and with that philosophy, there are, again, plenty of opportunities around 3D device architecture and around the logic roadmaps for us to open up process windows, for us to deliver more predictable solutions to our customers and for us to break through the historic challenges associated with streamlining, optimizing the process and process control arena. This is the first company that will have ever had the competency capability that we will bring to our customers.

Richard P. Wallace
President, Chief Executive Officer & Director, KLA-Tencor Corp.

One other thought. As you know, the adoption of inspection and measurement in memory manufacturing is lower than it is in logic and foundry. It’s my belief that one of the reasons for that is, particularly in 3D NAND, is the fact that we’re held off from the process. I think this combination allows the inspection and metrology to much more be part of the integration of those, and that becomes more important. It’s not like our customers aren’t struggling with yield on 3D. We know they are. But I think this enables us to provide more capability, helps them get their yield and, at the same time, provides market opportunity for the combined companies. So I think that’s really exciting.

Atif Malik
Citigroup Global Markets, Inc. (Broker)

Great. And then as a follow-up, if you guys can comment on the NAND spending environment for next year. [indiscernable] (51:33) call last week mentioned that the NAND spending on 3D, especially, could be lower than this year given that there’s one fab that’s already fully ramped on the greenfield level, but then there’s brownfield fab. We’d love to get your thoughts on how you’re looking at NAND spending within that flat to down outlook?

Martin Brian Anstice
President, Chief Executive Officer & Director

Yeah. We don’t align to the statements in the representations you just made at all. So our view of NAND spending in calendar 2016 is that it is higher than the calendar 2015 spend level. About 95% of the spending is invested and directed to the 3D device transition. We see a universal commitment to that technology transition from our customers, and I think the commentary from almost every customer around the importance of this transition is a very positive one.

We believe that the 3D NAND shipped capacity by the end of this year is around 160,000 wafer starts per month, and our best estimate is somewhere between 350,000 and 400,000 wafer starts by the end of next calendar year. And we would expect somewhere similar to or maybe a tweak more capacity in qualification at the end of next year compared to this, and that’s really just a statement on kind of what is normal in a transition of this scale. So the 3D NAND investment, we think, is a very prominent theme and one that we’re well-positioned for.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Operator: We’ll take our next question from Krish Sankar with Bank of America Merrill Lynch.

Krish Sankar Bank of America Merrill Lynch

Yeah. Thanks for taking my question. I jumped in a little late. Congrats both Martin and Rick on the deal. A couple of quick questions. One is clearly both Lam and KLA as standalone companies have had a very product focus approach. When I look at the Lam Novellus deal you guys got out of several products like PVD to get the ultimate synergies. I’m wondering, to the extent you can answer, are there any products that exist now that you have KLA under your belt to get revenue out of cost synergies? And then I have a follow-up.

Martin Brian Anstice President, Chief Executive Officer & Director

Yeah. I don’t know if I would really kind of point to a PVD decision as a necessary or particularly material component delivering synergies. It was a pretty small investment level. But to your question, I think both companies are run very well. Both companies take strat planning and operational planning seriously. Both companies have high bars for investing in the future of our businesses.

And more or less I think, the roadmaps of both companies are valued together as much as they were separately. So that said, we have really, really strong set of executives as a result of this combination, and they will continue to take ownership for refinements as appropriate from whatever learning and opportunities and feedback we have from customers. But I think the basic headline is as is.

Krish Sankar Bank of America Merrill Lynch

Got it, got it. And then as a follow-up, what is the break-up fee that is involved in the deal and were there other businesses that you looked at that you thought would have been more attractive, or you think this was the way to go, given the size and scale you acquired? Thank you.

Doug Bettinger Executive Vice President and Chief Financial Officer

Krish, the break-up fee is pretty customary, and you’ll see it once we file the prospectus. It’s approximately $300 million, a little less than $300 million, and, Martin, you want to a comment on that one? No?

Martin Brian Anstice President, Chief Executive Officer & Director

Nothing to say.

Doug Bettinger Executive Vice President and Chief Financial Officer

This is the right deal at the right time, Krish.

Operator: We’ll take our next question from Stephen Chin with UBS.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Stephen Chin UBS Securities LLC

Thanks. Hi, Martin and Rick. Also, my congratulations on the deal.

Martin Brian Anstice President, Chief Executive Officer & Director

Thank you.

Stephen Chin UBS Securities LLC

I just had a follow-up question on the potential EPS value created from the merger. Martin. I think Doug may have said it. WFE is $35 billion, and you could hit an operating margin target. Now I’m getting to a combined EPS of around $8 or so, which assumes a higher share count; it’s the more interest expense from the debt. So that looks like it’s higher by about 10% to 20% in the Lam EPS potentially that you shared at SEMICON West. So my question is just wanted to make sure that that we were in the ballpark of where this potential EPS could be, and this is one of the reasons why this combined company is better than the standalone.

Doug Bettinger Executive Vice President and Chief Financial Officer

Yeah, Stephen. I gave you a model that said $10 billion and 27%, I mean, just things to think about. The interest rate on the debt is going to be kind of high 3%s as a percentage, and I’ve already given you how much debt you need to get raised, so you can solve for that.

We told you that the deal will be accretive within the first 12 months, and it will get more accretive as you go out in time. I’m not going to confirm the numbers that you just went through. But this is an accretive transaction. This is a transaction that’s good for shareholders, it’s good for the combined companies and we’re really excited about where we’re going with our numbers.

Stephen Chin UBS Securities LLC

Okay. Thanks for that, Doug. And then, Martin, there’s a general market perception out there that KLA’s market is in decline, and I think you did a pretty good job explaining why you disagree with that. Could you share any color on what the customers may think of this deal? And did customers also encourage you to consider merging with KLA? Thanks.

Martin Brian Anstice President, Chief Executive Officer & Director

I don’t know that I would go quite as far as your last statement. But, as I said, in response to a similar question earlier, I spent a lot of time dialoging with customers in the last few years around strategic opportunities for our company, to gather their perspective, and their requirements and their motivations and to integrate that because I want, appropriately, customers invested in the success of our company in whatever form that exists.

And I believe that there is a very compelling perspective from customers around value from opening up process windows, delivering more predictive results on wafer and, to Rick’s points, technology enablement is the first contribution for us to make, productivity is the second and there are as many economic challenges in the future of our industry and our customers as there are technical. And we think this is a very fundamental paradigm, which the combination allows us to pursue.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Operator: We’ll move to our next question from Weston Twigg with Pacific Crest.

Weston Twigg Pacific Crest Securities

Hi. Thanks for taking my question. And not to be a downer, but I was wondering if you could maybe take a stab at giving us an idea of what your technical model might look like if demand is not $35 billion WFE. Like, what if it’s $30 billion? Can you give us maybe a ballpark view on what the target model would look like in that range?

Doug Bettinger Executive Vice President and Chief Financial Officer

Yeah. It’ll be lower, Wes.

Weston Twigg Pacific Crest Securities

That’s ballpark.

Doug Bettinger Executive Vice President and Chief Financial Officer

I think if you really kind of want to do scenario planning, you can look at the public commentary from both companies. We both had financial models that have been out there. You can kind of look at the way I’m putting the two together in the $35 billion scenario. Wes, and I think you can kind of smooth between what you think the world looks like despite by doing that.

Weston Twigg Pacific Crest Securities

Okay. Fair enough. And then just on the revenue synergies, the $600 million, I was wondering if maybe you could help us understand a little bit more specifically where the opportunities are. Is it primarily just the new value of the combined solutions, or do you see specific segments that you expect to grow a bit faster that you could comment on? Just a little more color on how you get to that $600 million in revenue synergies?

Martin Brian Anstice President, Chief Executive Officer & Director

Yeah. Frankly speaking, there’s a limit to how much of that conversation I want to have. We’ve done a lot of work in preparation for this conversation to validate the $600 million and, obviously, there is a competitive component to messaging in the public domain. So slide eight in our deck today, which describes how we plan to deliver differentiated technology solutions together, is the best way to answer the question.

We do see there are very important opportunities to use metrology information to strengthen the fundamental value proposition of deposition, etch and clean solutions in the logic space around FinFETs and next generation gates. The multi-patterning process flow is not the cheapest process flow in the world as everybody has discussed.

And so any opportunity we have to improve productivity, increase yields, open our process windows is a tremendous value proposition that’ll be new products and services I hope over time, and more capable etch and

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

deposition and clean systems. In 3D NAND, I think Rick already answered the question. There are opportunities in 3D NAND that’s illustrative where one company gets earlier access to an inflection in the industry, and we have an opportunity here to kind of normalize to make sure every part of process, process control combined company gets early access to technology inflections and gets in the best position possible to make appropriate investments and deliver differentiated solutions.

So a broad cross section of plays. Fundamental value with strength in what we have. Second is supplements, and we will be taking a very measured approach through that. As all of you know, it takes a long time in this industry to deliver new capability, which is why the revenue projection is biased to the beyond 2018 reference point.

Doug Bettinger Executive Vice President and Chief Financial Officer

Thanks, Wes.

Operator: We’ll take our next question from Patrick Ho at Stifel, Nicolaus.

Patrick J. Ho Stifel, Nicolaus & Co., Inc.

Thank you very much, and congrats and good luck to both teams there. Martin, maybe for you. You guys have, obviously, displayed the growth, particularly for yourselves, in the etch and deposition markets and the SAM story you’ve detailed. Maybe going back to your talk about innovation, accelerating and the revenue synergy potentials, do you believe some of your SAM expansion potential can, I guess pull process control and maybe get it out of the current rut that it’s in and maybe help grow that SAM as well?

Martin Brian Anstice President, Chief Executive Officer & Director

I’m not sure I exactly get your question. But I mean, do I see SAM expansion opportunities in the process space of the company? I think the answer to that question is, yes, and we’re obviously not going to get so specific. So again, the headline here is increase the competitiveness, increase the competency and capability of the established portfolio in both companies by virtue of more learning and more understanding and great teams that are really excited about an opportunity to work together.

We obviously have had very limited interactions of technology teams in preparation for this announcement, but some, and I would say the appetite and the enthusiasm in that community to create value in ways that are not available to standalone companies is extraordinary. I mean, I am really excited about what we’re going to see when really smart people get together and have an opportunity to do something they’ve not yet had an opportunity to do. SAM expansion, market share, new products, new services. A lot of work, and we’re going to be very focused on doing the right thing to support choices and value for our customer.

Patrick J. Ho Stifel, Nicolaus & Co., Inc.

Great. That’s helpful. And then maybe for Doug, specifically on the cost synergy targets you’ve outlined of $250 million. These are obviously two very different companies in terms of process and process control. I guess, what are some of, maybe, the high level cost synergies that we can look at today in terms of that target that you’re setting out there because there’s not the immediate process synergies that you can get like you’ve seen in other deals. What are some of the steps that you’ll take to get to that target?

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Doug Bettinger
Executive Vice President and Chief Financial Officer

Yeah, Patrick. At this point, we’ve done a reasonable amount of homework. That was part of the diligence process that we went through. When I look at cross synergies, I think about 1/3 of it comes from the cost-of-goods-sold line. There’s some commonality there, although as you know, there’s not a time. Two-thirds of it probably come from operating expenses, and that’s going to have a heavy bias towards the SG&A functions and probably not a whole lot in R&D. Half of this will be head count, and half of it will be non-head count-related synergies, at least the way we’re looking at it today. And we’re going to be very light on R&D. Right? The objective here isn’t to do a whole lot in R&D. So we’ll be very careful about how we’re looking at that area.

Martin Brian Anstice
President, Chief Executive Officer & Director

And just to repeat what I hope is a very clear headline. This is not about reducing cost. It is a necessary component to bringing two companies together. But this is all about creating a fundamental new value proposition in our industry to benefit our customers; very strategic. So please help us not lose sight of that message.

Operator: We have time for one...

Doug Bettinger
Executive Vice President and Chief Financial Officer

Thanks, Patrick.

Operator: We have time for one final question. Our final question comes from Romit Shaw with Nomura.

Doug Bettinger
Executive Vice President and Chief Financial Officer

Romit, are you there?

Operator: Please check your mute function.

Martin Brian Anstice
President, Chief Executive Officer & Director

Romit. Three, two, one, boom. Audrey, please close.

Audrey Charles

Vice President, Investor Relations

All right. Once again, we’d like to thank you all for joining us today. A replay of our call will be available on lamresearch.com. Thank you. Operator, that concludes our call.

Martin Brian Anstice

President, Chief Executive Officer & Director

Thank you.

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Lam Research Corp. (LRCX) Acquisition of KLA-Tencor Corporation by Lam Research Corporation Call	Corrected Transcript 21-Oct-2015

Doug Bettinger Executive Vice President and Chief Financial Officer

Thanks a lot.

Operator: Once again, that does conclude today’s conference call. Thank you for your participation.

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Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam’s and KLA-Tencor’s current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3) projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the allocation of merger consideration in the transactions; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) potential dividend growth rates; and (10) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Lam will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA-Tencor. Each of Lam and KLA-Tencor will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about

KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA-Tencor’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.